2023 REPORT
Cubo Beverages



Dear investors,

CUBO has learned a lot from its 2023 operations and has adapted its go-to-market strategy to be as efficient as possible by relying on partnerships, especially as the company grows to a global scale.

To better understand which partnerships are needed throughout the value chain (from sourcing ingredients to managing end clients), we have created CUBO LABS.
CUBO LABS are B2B accounts directly operated and serviced by CUBO, exclusively in Southern California (Greater Los Angeles), leaving the expansion to the rest of the USA & the world to partners using different business models.

We have already formally secured two key strategic partners: One partner for the Sourcing of ingredients and manufacturing in Brazil for the LATAM market and another one for Sourcing and manufacturing in The Netherlands for Europe, Middle east, and African markets. We are already in conversations with potential distribution partners in several countries.

We need your help!

CUBO is actively looking for Strategic Sales and (cold) distribution partners domestically and internationally. We are welcoming former investors to join this round and accept referrals. For more details on our current round of funding, please reach out to **cubocare@cubopods.com** - Reach out to contribute to CUBO's growth!

Sincerely,

Grichka Frachisse
CEO

Nicolas Blatt

CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

- Strategic partnerships EU & Brazil based juice manufacturer and ingredient sourcing companies opening the door to global expansion
- NSF certification Approved for the CUBO machine
- New investment round led by Corporate Strategic Partners

☹ The Bad

- Successful identification of some quality issues & areas of improvement that needed to be solved on our machine
- Lengthy NSF certification process delaying CUBO machines mass production
- Due to the ongoing economic climate, our current round of funding is taking longer than expected

2023 At a Glance

January 1 to December 31


$$$$

$27,000 +151%



-$771,000



Revenue	Net Loss

$50,000
Short Term Debt

$970,001
Raised in 2023

$24,770
Cash on Hand
As of 03/27/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

US$10,761

US$27,000

-US$515,169

-U

2022

2023

Net Margin: -2,856%   **Gross Margin:** 23%   **Return on Assets:** -35%   **Earnings per Share:** -$0.07

Revenue per Employee: $4,500   **Cash to Assets:** 1%   **Revenue to Receivables:** ~   **Debt Ratio:** 18%

📄 Financials_CUBO_2023_.pdf



We ❤️ Our 212 Investors

Thank You For Believing In Us

Víctor Pérez-Cotapos	Jack Kushner	Boniface, IZEJI	Basudev Adhikari	Leah Reed	Debra A Dixon
Mirko Turrina	Matthieu Paquet	Michael M Obianigwe	Hatem Rowaihy	Glenn EVANS	Alina Yan
Mario Vollera	Lotika Savant	Jervis Archer	Lauriane La Famille	Minesh Patel	Scott Fontana
Daniel Zawacki	Robert Moriguchi	Neryk Davydov	Betty Pacheco	Eric Haynes	Massimo DiMeo
Rahul Patel	James Jones	Giovanni Ruiz	Grace Almeida	David Killingsworth	Lewis Palmer III
Renee Taylor	Lemasle Hugo	Jung Manopath Kuan	Harshkumar Patel	Marvin Minney	William Smith
Phillip Wright	Howard Carver	Philip J. Whitman, CPA	Kathleen A Long	Lenworth Grandison	Brooke S. Richman
Tim Woodyard	Ruben Miranda	Philip Ward	Raghu K Mulpuri	Wardell Carter	Barbara Tuson
Albert Sideco Jr.	Vincent C	Kevin Brown	Trent Rothwell	David Macario	Zeke Waisel
Marizol Estrada	José Ignacio Olave	Alex Valley	Vincent Samarco	Ibrahim Tuncan	Jandjr Happy
Jean Marie Frachisse	Ben Lappen	Joaquin Estela...	Rodrigo Ferreira	Ryan Gott	Paul Regalia
Alexandre Investment	Sacha Marco	Sr Kappari	Steven Brown	Ed Villesvik	Angela Cornell
S Goldman	Mauro Levi D'Ancona	Teresa Van Den...	Samuel Wein	Gooli Karadi	Brandon Fumagalli
Kelvin Cox	Jon Dykstra	Mike Thomas	Duke Duncan	James Grant	Prakash Kharel
Wolfgang Schrott	Sarah S Pollak	William Grubb	Edward Vitkin	Ksk Np	Hung Tran
Morris Gelman	John LEHRMAN	Joshua J Kastner	Andrea Cataneo	Girish Amin	Russell Dowe
Mohammad R Karim	Rajil Jain	Cliff Ritz	Zahed Hossain	Danny Lindley	Erling E Jacobsen Jr
Michael Brown	John Hwung	Robert C. Austin	Vivian Cruz Nieves	Danny Lee	Jason Rigby
Gabriel Paravisini	Vijay Pawar	Nicolas Blatt	Dustin Thompson	Scott ITTERSAGEN	Thomas VESSIERE
Miesha McClendon	Frachisse Milyana	Frank Stoczko	Mendel Bryski	Doug Fontanini	Denis Mestre Moreno
Chris Gieckel	Suyog Mapara	Reed Gossman	Regina Kepple	Bert Socolove	Vince Sigal
Lawrence Chong	Edward Kelly Medlock	Roland Dilley	Frank Peart	Javier Aceto	David Botsford
Robert Ford	Sylvester Arcaro	Dennis Nack	Isabelle Housmans	Charles A Williams	James Orr
Steven Kolbauer	Kyle Heebner	Blaine Burkert	Carl Ovide...	Brannan Bordwine	Bruce D Armstrong,...
Michael Westerman	Vikram L	Kenneth Iha	Joy Pollard	Lori Coffey	Jacob Sanger
Evan Louis Stewart	Peter Camperos	Kalman Kaplan	John Hayes	Jose Alfredo Soria	Wade Chalfant
David Scheiffele	George Gergely	Edward H. Paget	Constantine Yundi	Chuck Crabb	Eric Zimula
Shayne Watson	Carl E McConnell	Bernard Milburn	Luis Azeredo	Li Ann Wong	Oluwayemisi Daramola
Fauzia Hassan	Louis Rivera	Scott Pieper	Shawn Dockstader	Frederick George...	Linda AYOTTE
Waqar Rizvi	Chris Franklin	Oj Associates, LLC	Glenn Hunter	Debra Love	Duke Duncan
Sherry Everett	Cedric Nicolas				

Thank You!

From the Cubo Beverages Team



Nicolas Blatt 🔗

Founder

Serial entrepreneur | $1B+ revenues across ventures | Mechanical engineer



Grichka Frachisse 🔗

CEO

Go-to-market specialist, food & technology pioneer, and senior finance leader | 10x startup advisor | MBA Management and Masters in Financial Markets



Denis Fonseca in

Co-Founder & Operations and Engineering Advisor

Electrical engineer, C-level executive and entrepreneur. Passionate about turning ideas into successful products and services



Helio Waszyk in

Head of Scientific & Strategy Research

Former Chairman and CEO of Nestle India Ltd and SVP Nestle South East Asia | Head of Nestle R&D Centers at the time of...



Olivier Rousselle in

Executive Chef

Award-winning restaurant and hospitality management leader. Executive Sous Chef at Great Eastern Dining Room, Head...



Brad Zions in

Strategy Advisor

Disruptive tech and hospitality innovator. BA (Harvard University). Early investor in a range of disruptive, fast-...

Details

The Board of Directors

Director	Occupation	Joined
Nicolas Blatt	President @ CUBO Beverages, Inc.	2016

Officers

Officer	Title	Joined
Grichka Frachisse	CEO	2022
Nicolas Blatt	President	2016

Voting Power

Holder	Securities Held	Voting Power
Nicolas Blatt	9,913,760 Common Stock	97.8%

Past Equity Fundraises

SAY HELLO

01/2018	$500,000	Member Unit	Other
04/2022	$2,111,966	Common Stock	Other
05/2022	$95,000	Preferred Stock	Regulation D, Rule 506(c)
06/2022	$200,000	Preferred Stock	Regulation D, Rule 506(c)
12/2022	$189,928		4(a)(6)
02/2023	$400,000	Preferred Stock	Section 4(a)(2)
06/2023	$50,000		Section 4(a)(2)
06/2023	$150,000		Section 4(a)(2)
06/2023	$50,000		Section 4(a)(2)
06/2023	$100,000		Section 4(a)(2)
10/2023	$20,000	Common Stock	Section 4(a)(2)
11/2023	$100,000	Common Stock	Section 4(a)(2)
11/2023	$100,001		Section 4(a)(2)
	$150,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/09/2023	$50,000	10.0%	0.0%	$7,500,000	06/09/2025
06/12/2023	$150,000	10.0%	0.0%	$10,500,000	06/12/2025
06/12/2023	$50,000	10.0%	0.0%	$7,500,000	06/12/2025
06/15/2023	$100,000	10.0%	0.0%	$11,833,000	06/15/2025

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	5,281,975	1,234,614	No
Common	14,324,608	10,140,774	Yes

Warrants: 1
Options: 1

Form C Risks:

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS

SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

The Company could be held to violate intellectual property rights of third parties. Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Cubo" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

The food automation business is highly technical and changeable and our failure to introduce new products to the market may harm our business. We operate in a highly technical industry, which is characterized by frequent introductions of new machines and food products into the market. Our success will depend, in part, on our ability to improve our present products, to develop new products and to provide necessary services and support. The proceeds of this offering may not provide us with sufficient funds to finance our research and development needs.

We may not have sufficient financial resources to successfully compete in the food automation business. A large number of enterprises provide products or services similar to ours. We will be competing with established businesses that have an operating history, and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

The Company may face increased competition in the food automation business market. The Company may face increased competition in this market especially as the Company demonstrates the financial viability of its technology and food products. In addition, new beverage machines could be developed that are more efficient or cost-effective, thereby undermining the value of this project.

The Company may not be able to compete against established competitors. The Company will be competing with established businesses that have an operating history and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. The Company will not be profitable if we cannot compete successfully with other businesses.

Equipment failure or major production issues. An equipment failure, a major components shortage, a supply chain disruption or a change in production partner that derails the Company's production for several weeks or months would seriously compromise our business plan. Major components shortage, supply chain disruption/issues, change of major production partners.

Restrictions on Transfer. Investors shall own unregistered securities, the Preferred Stock ("Shares"), comprising a minority interest in a privately owned company. The securities may not be transferable under certain state securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of securities must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of securities shall not violate the registration or qualification requirement of relevant state securities law.
Because of potential restrictions on transferability of the Shares, and the fact that no trading market exists or is expected to develop for the Shares, holders of the Shares are not likely to be able to liquidate their investments or pledge the Shares as security on a loan in the event of an emergency. Thus, the Shares should be considered only as a long-term investment. There can be no assurances that the Company shall be able to affect a public registration of its shares, as its present level of business does not merit public ownership. In order to affect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Typically, in an initial public offering existing shareholders are not permitted to sell their shares in such an offering, and are frequently required by the underwriter to "lock-up" their shares for a period of time thereafter

The company may not develop compelling enough products. Product designs and styles need to be refreshed periodically, new styles have to be added and some styles retired periodically. There is no guarantee that this process will result in an attractive enough product offering over time. Much of the design work may be performed by outside contractors over whom we have little control.

Payment of dividends. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's success depends on our ability to obtain, maintain, defend and enforce intellectual property rights. Our ability to compete against other businesses selling similar products depends on our ability to secure and enforce intellectual property rights, including patent, trademark and trade secret rights. However, there is no guarantee that any patent or trademark applications that we have filed (or we may in the future file) will be approved, and any patent or trademark registrations that have issued (or may in the future issue) could be held invalid due to our conduct or challenges by third parties. We could lose our trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

Need for Additional Financing. Assuming the maximum investment is received, the Company believes that the net proceeds from this Offering and any concurrent offering shall be sufficient to fund the Company's operations as currently conducted for at least the next 12 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. As a result, the Company may require substantial additional financing to implement its business objectives.
There can be no assurances that the Company shall be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. Should the Company's operations not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Limited Operating History: Early Stage Company. The Company has not established enough revenues or operations that will provide financial stability in the long term. There can be no assurance that the Company can realize its plans on the projected timetable to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. There can be no assurance that such capital shall be available at reasonable cost, or that it would not materially dilute the investment of investors in this Offering if it is obtained. Investment in an early stage company such as this Company is inherently subject to many risks, and investors should be prepared to withstand a complete loss of their investments. The Company only has a limited operating history upon which investors may base an evaluation of its performance; therefore, it is still subject to the entire risks incident to the creation and development of a new business.

No Guarantee of Return. An investment in the Company will involve various risks and uncertainties. Each prospective investor should carefully consider the following risk factors in conjunction with the other information contained in all disclosure materials before purchasing. The risks discussed in this section can adversely affect the Company operations, operating results, financial condition and prospects. This could cause the value of the Company's shares to decline and could cause potential investors to lose part or all of your investment. The risks and uncertainties described are not the only ones that the Company faces but do represent those risks and uncertainties presently known that the Company believes are material to its operations, operating results, prospects and financial condition. You should review the risks of this investment with your legal and financial advisors.

Potential investors should invest only to the extent that they are able to bear the risk of the loss of their entire investment and have no need for immediate liquidity. An investment should not be a major part of your portfolio of assets.

Our business is sensitive to the availability and cost of necessary raw materials. We may encounter difficulties procuring the raw materials necessary to produce our food products. Even if those raw materials remain available, depending on their cost we may not be able to produce our products at a cost that allows us to sell them to businesses or consumers at a profit.

Our technology and manufacturing processes are still in development. There is no guarantee that we will be able to design and develop the technology and know how necessary for our products to perform as intended on our projected timelines or at all. Some of the necessary development work will be performed by third party contractors over whom we have little control. Even if our technology is successfully developed, there could be additional delays in developing the manufacturing processes necessary to produce our products at new facilities at an appropriate scale, and there is no guarantee that we will ever be able to efficiently manufacture defect-free products at an appropriate scale.

Our products could cause bodily injury or harm to property. Although we believe our products will be safe, depending on the manner in which they are manufactured and/or used, our products could cause bodily injury or harm to property (and even if such injury or harm is not actually caused by our products, people could claim that our products caused such injury or harm). In the event that any such harm is caused (or claimed to be caused) by our products, there could be lawsuits against the Company that are costly to defend and/or result in costly settlements or judgments against the Company.

The Company may not be able to source its food products reliably or affordably enough. The Company could face unexpected food product and machine component cost increases that make its economic model unviable. Delays in production, shipping, or customs clearance could materially impact product delivery and thus customer experience and cash flow. Products can be lost or damaged in transit. Products that are designed, developed or assembled poorly could adversely affect sales due to poor quality, fit or color selection. Our products may not meet the sustainability standards that we claim they will meet, which could result in harm to our reputation.

Tax Risks. No representation or warranty of any kind is made by the Company, the officers, directors, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Dilution. After completion of the Offering, the Company's then existing equity holders may have their interests diluted through any future issuance of securities by the Company to raise capital. Moreover, existing equity holders may experience further dilution to the extent that future shares may be issued for a value less than the price paid in this offering. Subsequent investment into the Company may dilute each investor's percentage of ownership in the future. The purchase of equity in this offering does not confer on the investor any rights or protection against this dilution.

Limited Liquidity in the Absence of a Public Market. There is no public market in which the equity in this offering may be sold, and it is not anticipated that any such market shall develop in the foreseeable future. Therefore, purchasers should be prepared to hold their positions indefinitely.

Control by Existing Stockholders. Following the Offering, the founders and principal stockholders of the Company will continue to own a majority of the common stock of the Company. As a result, such founders and principal stockholders shall have a significant influence on the affairs and management of the Company, as well as on all matters requiring stockholder approval, and changing the Company's dividend policy. Such concentration of ownership and control including electing and removing members of the Company's board of directors (the "Board"), causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the could have the effect of delaying, deferring or preventing a change in control of the Company even when such a change of control would be in the best interests of the Company's other stockholders.

Determination of Offering Price. The offering price was determined arbitrarily by the Company based upon several factors. Such price is based primarily on the amount of funds sought from this financing and the number of shares the Board is willing to ultimately issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the stock, or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the shares and should not be regarded as an indication of any future market price of the Company's capital stock.

Use of Proceeds. The Company intends to use the proceeds from this offering as described in the offering disclosures but the Company retains the right to adjust the use of the proceeds according to its business needs.

Risk of Managing Growth. As the Company transitions to what the Company hopes will be a company generating substantial revenues, the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.
The anticipated growth of the Company could place a strain on the Company's management, and operational and financial resources. Effective management of the anticipated growth will require expanding the Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. However, there can be no assurances that these or other measures implemented by the Company shall effectively increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources, and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel. The Company is highly dependent on the services of Nicolas Blatt and Grichka Frachisse, and the loss of their services could have an adverse effect on the future operations of the Company. Although the Company does not currently maintain a key-person life insurance policy insuring the lives of Mr. Blatt and Mr. Frachisse, the Company may apply for such a life insurance policy.

Risks Associated with Financial Projections. The financial projections discussed in our offering materials have been prepared by management and are based upon assumptions that the Company believes to be reasonable. The projected results are dependent on the successful implementation of management's growth strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. The selection of assumptions underlying such projected information has required the exercise of judgment, and the projections are inherently subject to significant uncertainty because that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect our ability to achieve the projected results. For these reasons, actual results achieved during the periods covered may be materially and adversely different.
Even if the assumptions underlying the Company's plans prove to be correct, there can be no assurances that the Company shall not incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that customers desire the advantages provided by the Company's products and services. However, there can be no assurances that the Company's objectives shall be realized if any of the assumptions underlying its plans prove to be incorrect. Investors should also be aware that no independent market studies have been conducted by the Company regarding the Company's plan, nor are any such studies currently planned.

Risks Related to Economic Conditions. Economic recessions or downturns may have an adverse effect on the Company, its financial condition, results of operations and the Company performance. Negative general economic conditions could continue to reduce the overall amount of demand, which may in turn adversely affect our revenues.

Government Risks. Costs imposed pursuant to governmental laws and regulations, including and not limited to health department regulations and FDA regulations, may reduce the Company's net income and the cash available for distributions to Investors. Privacy issues are subject to federal, state and local laws and regulations relating to protection of individuals. 3P could be subject to liability in the form of fines, penalties, or damages for noncompliance with these laws and regulations

.The Company could fail to obtain necessary regulatory approvals. The Company must obtain certain state and federal regulatory approvals for operation of the project. These approvals must be obtained in order for the project to proceed as described.

The Company or its products could be subject to unanticipated regulations. Although to management's knowledge the Company and its products/services are not currently subject to any material regulation, there could be existing regulations that management is not aware of, and new regulations affecting the Company's business or products could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with.

Litigation Risks. Lawsuits arise from unexpected quarters. Litigation is both expensive and time consuming even when one's position eventually prevails completely. Obviously, any litigation or threats of litigation could have a significant impact on the Company from the standpoint of daily operations and eventual financial return.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.

The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

our results of operations, financial position and capital resources;

current business conditions and projections;

the lack of marketability of our common stock;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

CUBO BEVERAGES INC.

Delaware Corporation
Organized May 2022
6 employees
5630 Venice Blvd
Suite 6101
Los Angeles CA 90019 http://cubopods.com

Business Description

Refer to the Cubo Beverages profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Cubo Beverages has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Raise closed in December 2022 so assumed

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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